EXHIBIT 99.1

BrainsWay Reports Third Quarter 2020 Financial Results and Operational Highlights

CRESSKILL, N.J. and JERUSALEM, Israel, Nov. 18, 2020 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced non-invasive treatment of brain disorders, today reported financial results for the quarter ended September 30, 2020, and will provide an operational update.

Recent Financial and Operational Highlights

  For the three months ended September 30, 2020, revenues were $6.0 million, a 25% increase sequentially from the second quarter of 2020, and a 1% increase from the third quarter of 2019.
  As of September 30, 2020, BrainsWay’s Deep TMS installed base was 593 total systems, a 22% increase from the same period in 2019.
  Received 510(k) clearance from the U.S. Food and Drug Administration for the Company’s Deep TMS system for its use as an aid in short-term smoking cessation in adults.
  Published real-world OCD data in Journal of Psychiatric Research showing 73% reach response at an early stage of Deep TMS treatment, and demonstrating durability of therapeutic effect.

“We are very pleased with the solid performance demonstrated in our business during the third quarter,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “Importantly, the ongoing pandemic has amplified the need to address a vastly underserved, large mental healthcare market, and the large majority of Deep TMS clinics are responding by operating at or near normal levels, with some even experiencing activity above pre-COVID-19 levels. We have a number of tailwinds positively impacting our business, including delivering upon our data-driven approach to penetrating the market through a growing commercial and clinical body of evidence supporting the safety and efficacy of Deep TMS, beneficial reimbursement trends, a recently strengthened U.S. commercial team, emerging growth opportunities, and continued success in our pipeline strategy as evidenced by our recent 510(k) clearance for smoking addiction, our third FDA-cleared indication.”

Third quarter 2020 Financial Results

  Total revenues for the third quarter of 2020 were $6.0 million, compared with $4.8 million in the second quarter of 2020, and $5.9 million in the third quarter of 2019, increases of 25% and 1%, respectively. Quarterly recurring lease revenues were $3.4 million, remaining flat over the third quarter of 2019, and comprising 57% of total revenues.
  Gross margin for the third quarter of 2020 was 75%, a decrease when compared to third quarter 2019 gross margin of 81%, which resulted from an increased recognition of inventory obsolescence.
  Operating expenses for the third quarter totaled $5.1 million, compared with $7.0 million for the third quarter of 2019. The decrease is in-line with the Company’s continued efforts to enhance efficiency and to lower operational expenses in light of the financial impact of COVID-19.
  Operating loss for the third quarter was $0.6 million, compared with an operating loss of $2.2 million for the same period in 2019.
  As of September 30, 2020, the Company had cash and short-term investments of approximately $16.0 million, compared with $21.9 million at December 31, 2019, reflecting cash use of $5.9 million for the first nine months of 2020 resulting from operating losses and timing of inventory deliveries from vendors.

Conference Call and Webcast
BrainsWay’s management will host a conference call on Wednesday, November 18, 2020, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, November 18, at 8:30 AM Eastern Time:

United States:	877-407-3982
Israel:	1 809 406 247
International:	201-493-6780
Conference ID:	13711444
Webcast:	http://public.viavid.com/index.php?id=141762

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay
BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neurostimulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) platform technology. The Company received marketing authorization from the U.S. Food and Drug Administration (FDA) for its products for a variety of patient populations, including in 2013 for patients with major depressive disorder (MDD), in 2018 for patients with obsessive-compulsive disorder (OCD), and in 2020 for patients with smoking addiction. BrainsWay is currently conducting clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders. To learn more, please visit www.brainsway.com.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Judy Huber
SVP and Chief Financial Officer
Judy.huber@brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2020	2019
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,792	$21,674
Short‑term deposits	221	221
Trade receivables, net	6,531	5,507
Other accounts receivable	1,531	1,427
	24,075	28,829
NON‑CURRENT ASSETS:
Long‑term deposit	163	168
Leased systems	5,139	5,491
System components and other property and equipment	5,004	4,248
	10,306	9,907
	$34,381	$38,736
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$911	$1,320
Other accounts payable	3,817	3,379
Deferred revenues	1,184	1,305
Liability in respect of research and development grants	1,060	714
	6,972	6,718
NON‑CURRENT LIABILITIES:
Deferred revenues and other liabilities	2,178	2,431
Liability in respect of research and development grants	5,319	5,367
	7,497	7,798
EQUITY:
Share capital	233	233
Share premium	95,111	93,649
Share‑based payment	3,644	4,435
Adjustments arising from translating financial statements from functional
currency to presentation currency	(2,188)	(2,188)
Accumulated deficit	(76,888)	(71,909)
	19,912	24,220
	$34,381	$38,736

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2020	2019	2020	2019

	Unaudited
Revenues	$14,991	$16,809	$6,014	$5,932
Cost of revenues	3,492	3,687	1,485	1,153
Gross profit	11,499	13,122	4,529	4,779

Research and development expenses, net	4,247	6,067	1,411	1,913
Selling and marketing expenses	8,284	9,665	2,393	3,549
General and administrative expenses	3,390	3,875	1,311	1,492
Total operating expenses	15,921	19,607	5,115	6,954
Operating loss	4,422	6,485	586	2,175
Finance expense, net	80	1,252	210	344
Loss before income taxes	4,502	7,737	796	2,519
Income taxes	477	275	170	113
Net loss and total comprehensive loss	$4,979	$8,012	$966	$2,632
Basic and diluted net loss per share	$(0.22)	$(0.40)	$(0.04)	$(0.12)

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	U.S. dollars in thousands
	Nine months ended		Three months ended
	September 30,		September 30,
	2020	2019	2020	2019

		Unaudited
Cash flows from operating activities:
Total comprehensive loss	$(4,979)	$(8,012)	$(966)	$(2,632)
Adjustments to reconcile net loss to net
cash used in operating activities:
Adjustments to the profit or loss items:
Depreciation, amortization and impairment	1,271	1,401	542	408
Depreciation of leased systems	877	735	292	303
Finance expenses, net	80	1,252	210	344
Cost of share‑based payment	671	981	234	289
Income taxes	477	275	170	113
	3,376	4,644	1,448	1,457
Changes in asset and liability items:
Increase in trade receivables	(996)	(2,165)	(1,354)	(637)
Decrease (increase) in other accounts receivable	(94)	13	(324)	127
Increase (decrease) in trade payables	(422)	426	(600)	(322)

Decrease (increase) in other accounts payable	320	(257)	997		195
Increase (decrease) in deferred revenues and other liabilities	(27)	19	(64)		(127)
	(1,219)	(1,964)	(1,345)		(764)
Cash paid and received during the period for:
Interest paid	(59)	(267)	(16)		(27)
Interest received	54	127	4		67
Income taxes paid	(249)	(542)	(240)		(161)
	(254)	(682)	(252)		(121)
Net cash used in operating activities	(3,076)	(6,014)	(1,115)		(2,060)

Cash flows from investing activities:
Purchase of property and equipment and system components	(2,555)	(2,973)	(644)		(1,193)
Investment in short‑term deposits, net	-	(84)	-		(1,031)
Withdrawal of (Investment in)
long‑term deposits, net	5	1,007	(2)		1,007
Net cash used in investing activities	(2,550)	(2,050)	(646)		(1,217)

Cash flows from financing activities:
Repayment of loan from bank, net	-	(3,000)	-		-
Receipt of government grants	42	141	-		16
Repayment of liability in respect of
research and development grants	-	(275)	-		(275)
Repayment of lease liability	(322)	(311)	(101)		(104)
Proceeds from issuance of shares, net	-	26,333	-		-
Net cash provided by (used in)
financing activities	(280)	22,888	(101)		(363)
Exchange rate differences on cash and
cash equivalents	24	(51)	41		(32)
Increase (decrease) in cash and cash
equivalents	(5,882)	14,773	(1,821)		(3,672)
Cash and cash equivalents at the
beginning of the period	21,674	8,968	17,613		27,413
Cash and cash equivalents at the end of	$15,792	$23,741	$15,792		$23,741
the period
(a) Significant non‑cash transactions:
Purchase of property and equipment	$-	$189	$-		112
on credit				$